Exhibit 99.1

TD Bank Financial Group Provides Update on Gain in the Fourth Quarter of 2007 Related to Visa Restructuring

     TORONTO, Nov. 9, 2007- As an update to its earlier statement, TD Bank
Financial Group (TDBFG or the "Bank") today announced it has recorded a pre-tax gain of $163 million ($135 million after-tax) in the fourth quarter ended October 31, 2007, related to the estimated value of the shares TDBFG received in Visa Inc. in the Visa Global Restructuring which closed on
October 3, 2007.

     The estimated gain is based on results of an independent valuation of the
Bank's shares in Visa Inc. and may be subject to further adjustment based on the finalization of TDBFG's ownership percentage in Visa Inc.

     About TD Bank Financial Group

     The Toronto-Dominion Bank and its subsidiaries are collectively known as
TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD
Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial
Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had
CDN$404 billion in assets, as of July 31, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information: Tim Thompson, Investor Relations, (416) 982-6346;
Simon Townsend, Corporate Communications, (416) 944-7161